Exhibit 97.1

CLAWBACK POLICY

Adopted October 25, 2023

I.
PURPOSE

In accordance with the applicable rules of the Nasdaq Stock Market (“NASDAQ”) Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 promulgated thereunder, the Board of Directors (the “Board”) of Universal Logistics Holdings, Inc. (the “Company”) adopts this Clawback Policy (the “Policy”) to provide for the recovery of erroneously awarded incentive-based compensation from executive officers in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the securities laws.

II.
ADMINISTRATION

This Policy shall be administered by the Board or, if so designated by the Board, the independent directors of the Board, in which case references in this Policy to the Board shall be deemed references to such independent directors. Any determinations made by the Board shall be final and binding on all Covered Executives (as defined below).

III.
COVERED EXECUTIVES

This Policy applies to all current and former officers of the Company who are or were subject to reporting requirements under Section 16 of the Exchange Act (collectively, “Covered Executives”). Covered Executives shall include, without limitation, all officers identified as executive officers in the Company’s annual proxy statement pursuant to Item 401(b) of Regulation S-K.

IV.
RECOVERY; ACCOUNTING RESTATEMENT

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Board will recover reasonably promptly any excess Clawback-Eligible Incentive Compensation (defined below). For purposes of this Policy, “accounting restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

V.
CLAWBACK-ELIGIBLE INCENTIVE COMPENSATION

For purposes of this Policy, “Incentive Compensation” means any compensation granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure.

Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures. For purposes of this Policy, stock price and total shareholder return are deemed financial reporting measures.

“Clawback-Eligible Incentive Compensation” means Incentive Compensation received by any Covered Executive: (i) on or after October 2, 2023; (ii) after beginning service as a Covered Executive; (iii) who served as an Covered Executive at any time during the applicable performance period relating to any Incentive Compensation; and (iv) during the three (3) completed fiscal years immediately preceding the date on which the Board, a committee of the Board or the officers of the Company authorized to take such action if the Board action is not required, concludes the Company is required to prepare an accounting restatement.

Incentive Compensation is deemed received in the fiscal period during which the specified financial reporting measure is attained, even if the payment, grant or vesting of the Incentive Compensation occurs after the end of that period.

VI.
EXCESS INCENTIVE COMPENSATION; AMOUNTS SUBJECT TO RECOVERY

The amount to be recovered with respect to each Covered Executive will be the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive Compensation the Covered Executive otherwise would have received had it been determined based on the restated amounts, as determined by the Board and computed without regard to any taxes paid.

If the Board cannot determine the amount of excess Clawback-Eligible Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, the Board shall make its determination based on a reasonable estimate of the effect of the accounting restatement. The Board shall document its determination of such reasonable estimate and, if necessary, provide such documentation to NASDAQ in accordance with applicable requirements of the NASDAQ listing standards.

VII.
METHOD OF RECOVERY

The Board will determine, in its sole discretion, the method for recovering Clawback-Eligible Incentive Compensation hereunder, which may include, without limitation:

•
Requiring reimbursement of cash Clawback-Eligible Incentive Compensation previously paid;
•
Seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•
Offsetting the recovered amount from any compensation otherwise owed by the Company to the Covered Executive;
•
Cancelling outstanding vested or unvested equity awards; and/or
•
Taking any other remedial and recovery action permitted by law, as determined by the Board.

VIII.
NO INDEMNIFICATION

The Company shall not indemnify any Covered Executive against the loss of any erroneously awarded Clawback-Eligible Incentive Compensation.

IX.
INTERPRETATION

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission (“SEC”) or NASDAQ.

X.
EFFECTIVE DATE

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”).

XI.
AMENDMENT; TERMINATION

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with any rules or standards adopted by NASDAQ or by the SEC under Section 10D of the Exchange Act. The Board may terminate this Policy at any time.

XII.
OTHER RECOVERY RIGHTS

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any cash bonus plan or award, employment agreement, equity incentive plan or award agreement, or similar agreement adopted, made or entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy.

Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms of any similar policy or provision in any cash bonus plan or award, employment agreement, equity incentive plan or award agreement, or similar agreement and any other legal remedies available to the Company.

XIII.
IMPRACTICABILITY

The Board shall recover any excess Clawback-Eligible Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the independent directors of the Board in accordance with Rule 10D-1 under the Exchange Act and the applicable NASDAQ listing standards.